September 25, 2014

Via EDGAR

Stephanie Hui

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)

File Nos. 811-05426 and 033-19338

Dear Ms. Hui:

Below are responses to your comments, which we discussed on September 4, 2014, regarding Post-Effective Amendment No. 143 (the “Amendment”) to the AIM Investment Funds’ (Invesco Investment Funds’) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 16, 2014, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective October 14, 2014. The purpose of the Amendment is to register a new fund, Invesco Unconstrained Bond Fund (the “Fund”). These comments and responses apply to Class A, C, R, Y, R5 and R6 Shares of the Fund. Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.

Please note with respect to comment No. 4, such disclosure was not contained in the registration statement, but was sent via email on August 18, 2014 for your review.

SUMMARY PROSPECTUS

Fees and Expenses of the Fund (p. 1)

1.	Comment: The Shareholder Fees table does not indicate any circumstances under which a share class may be subject to a contingent deferred sales charge. Include, if applicable, disclosure regarding when a shareholder will be subject to a contingent deferred sales charge.

Response: There are certain circumstances under which a shareholder may, at the time of redemption, be subject to a contingent deferred sales charge. The Registrant will add the following footnote after the table that describes the fees and expenses that a shareholder will pay if it buys and holds shares of the Fund:

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“A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information – Contingent Deferred Sales Charges (CDSCs)””

2.	Comment: With respect to the Shareholder Fees table, include, if applicable, disclose whether, and to what extent, the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Principal Investment Strategies of the Fund (p. 1)

3.	Comment: Under the second paragraph of this section, disclosure indicates that the Fund invests at least 80% of its net assets in “debt securities, and in derivatives and other instruments that have economic characteristics similar to such securities.” Describe how the Fund calculates its investments in derivatives in terms of this 80% of net assets level.

Response: The Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets that are attributable to the Fund’s investments in “debt securities, and in derivatives and other instruments that have economic characteristics similar to such securities.”

Principal Risks of Investing in the Fund (p. 4)

4.	Comment: Under the “Reverse Repurchase Agreement Risk” disclosure, include a brief description that reverse repurchase agreement transactions may constitute a “borrowing” under the Investment Company Act of 1940.

Response: The Registrant has included the following revised “Reverse Repurchase Agreement Risk” disclosure which addresses the foregoing request:

“Reverse Repurchase Agreement Risk. Reverse repurchase agreement transactions may constitute a borrowing and are a form of leverage and involve the risk that the market value of securities to be repurchased may decline below the repurchase price, or that the other party may default on its obligation, resulting in the Fund being delayed or prevented from completing the transaction. Leverage may make the Fund’s returns more volatile and increase the risk of loss. Because the Fund’s reverse repurchase transactions are expected to involve securities with a history of high volatility, such as collateralized loan obligations, mortgage backed securities, asset backed securities and high yield bonds, the Fund will be subject to heightened risk that the value of these securities will decline below the price that the Fund must pay to repurchase the securities, which would result in a loss to the Fund. The Fund will earmark or segregate liquid assets in an amount at least equal to the repurchase price for the duration of the reverse repurchase agreement. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund may be restricted or stayed from its ability to exercise its set-off rights.”

The above risk corresponds with the Fund’s strategy regarding reverse repurchase agreement transactions, which is included below for your reference:

“The Fund may engage in reverse repurchase agreement transactions which are a form of leverage. Reverse repurchase agreements involve a transaction in which the Fund will lend an asset in exchange for a short term loan that will be used to finance the purchase of an instrument that the Fund is permitted hold in its portfolio. The Fund may engage in reverse repurchase agreements to, amongst other reasons, take advantage of market situations where the Adviser believes that the income and/or gain to be earned from the investment of the proceeds of the reverse repurchase transaction is expected to be greater than the costs of the reverse repurchase transaction. The Fund’s reverse repurchase transactions are expected to include securities with a history of high volatility, such as collateralized loan obligations, mortgage backed securities, asset backed securities and high yield bonds.”

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-1898 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Michael G. Insalaco

Michael G. Insalaco, Esq.

Counsel

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